NEWS RELEASE 06-12	May 5, 2006

MORE HIGH-GRADE GOLD DISCOVERED AT AGI DAGI

Fronteer Development Group Inc ("Fronteer") (FRG-TSX / AMEX) has discovered more gold mineralization at its 100% owned Agi Dagi project in western Turkey. The first three drill holes have expanded the Deli resource area by 100 metres.

Hole A-177 returned 2.27 grams per tonne gold over 52.5 metres, including 6.35 grams per tonne gold over 6.0 metres. This new hole is located 50 metres to the northwest of hole A-164, which intersected 2.34 grams per tonne gold over 66 metres including 5.23 grams per tonne gold over 25.5 metres. The zone remains untested and open to the northwest.

Similarly, holes AD-170 and A-175 intersected new gold mineralization in a previously untested area at the southeastern end of the Deli resource area. Hole AD-170 intersected 0.72 grams per tonne gold over 40.5 metres, including 1.02 grams per tonne gold over 9 metres, while A-175 intersected 0.71 grams per tonne gold over 31.5 metres, including 1.2 grams per tonne gold over 4.5 metres. The zone remains untested and open to the southeast. The orientation of mineralized zones is sub-horizontal and stated widths are approximately 90% of true widths.

“These drill results demonstrate our capacity to add ounces quickly.” says Dr. Mark O’Dea, Fronteer President and CEO. “Our project portfolio in the Biga Peninsula is showing every indication of rapidly becoming a world-class gold district.

The ongoing US$5 million exploration program at Agi Dagi is designed to expand the resource base while concurrently fast tracking the project towards pre-feasibility. Agi Dagi is expected to be amenable to open pit, heap leaching mining and processing methods. Initial metallurgical work on the oxide gold completed by Kappes, Cassiday & Associates indicate gold recoveries ranging from 78% to 94% with leach times of approximately two weeks.

Teck Cominco’s Turkish subsidiary, (TCAM) has recently elected to earn a 60% interest in Fronteer’s 100% owned Agi Dagi gold project by spending US$10 million over two years, US$5 million of which must be spent within the next 12 months. TCAM will be the project operator while Fronteer will maintain strong technical involvement and ensure continuity by providing technical expertise and ground personnel.

ABOUT FRONTEER

Fronteer is a 'discovery stage' exploration company focused on precious and strategic metals.

Fronteer holds a 49.3% equity interest in Aurora Energy Resources Inc., (TSX: AXU) a newly listed TSX listed uranium company with a market capitalization of more than $250 million and an asset base that is underpinned by one of the largest undeveloped uranium deposits in Canada.

In addition to uranium in Labrador, Fronteer recently acquired an 80% interest in a new copper-gold-uranium district in the Yukon called the Wernecke Breccias, on which exploration is scheduled to commence this summer.

Fronteer is also preparing for an upcoming drill program on a new silver-gold discovery in Mexico, which is also under option from Teck Cominco’s Mexican subsidiary.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Rick Valenta, VP Exploration & COO

Dan McIntyre, Corporate Communications

(PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Rick Valenta, Ph.D., P. Geo., V.P. Exploration for Fronteer Development Group Inc., is the designated Qualified Person for Fronteer.

The Independent Qualified Person responsible for the gold resource estimates for Agi Dagi and Kirazli in Turkey is Gary Giroux, P. Eng. of Giroux Consultants Ltd. The current resources includes 7,800,000 tonnes @ 0.86 g/t gold for an Indicated Resource of 217,000 ounces and 34,780,000 tonnes @ 0.93 g/t gold for an Inferred Resource of 1,043,000 ounces at Agi Dagi. It also includes 5,430,000 tonnes @ 1.40 g/t gold for an Indicated Resource of 244,000 ounces and 17,810,000 tonnes @ 0.98 g/t gold for an Inferred Resource of 563,000 ounces at Kirazli. The current silver resources includes 7,800,000 tonnes @ 1.69 g/t silver for an Indicated Resource of 425,000 ounces and 34,780,000 tonnes @ 4.20 g/t silver for an Inferred Resource of 4,697,000 ounces at Agi Dagi. It also includes 5,430,000 tonnes @ 9.70 g/t silver for an Indicated Resource of 1,693,000 ounces and 17,810,000 tonnes @ 6.74 g/t silver for an Inferred Resource of 3,859,000 ounces at Kirazli. See Fronteer press release dated January 26, 2006.

Except for the statements of historical fact contained herein, certain information presented constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect the timing and amount of estimated future resources and resource conversion rates; the timing and level of exploration activities, including drilling activities; and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, economic and political stability in Canada, Turkey and Mexico, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled “Risk Factors” in Fronteer’s recent Form 20-F and Annual Information Form on file with the United Sates Securities and Exchange Commission in Washington, D.C. and the Canadian Securities Commissions. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.